CanAlaska Ventures Ltd.

TSX.V:  CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

$3,118,657 Non-Brokered Private Placement Completed

FOR IMMEDIATE RELEASE

Vancouver, BC – March 15, 2006.  CanAlaska Ventures Ltd. (the “Company”) is pleased to announce that further to its news release of February 14, 2006, the Company has now completed its non-brokered private placement and accordingly has issued 7,425,374 units at a purchase price of $0.42 per unit for gross proceeds of $3,118,657.  Each unit consisted of one common share in the capital of the Company and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.52 per warrant share until March 8, 2007.  An aggregate of $176,096.91 and 340,886 warrants to purchase one additional common share at a purchase price of $0.52 expiring March 8, 2007 have been paid for finder fees in connection with this financing.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on July 9, 2006.

About CanAlaska

CanAlaska possesses sixteen, 100% owned, uranium projects in the Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,061,516 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  The first of these properties at West McArthur is now being drill-tested with 2 drills.

Investor Contact Emil Fung Tel: 604-685-1870 Toll Free: 1-800-667-1870

On behalf of the Board of Directors

Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.